Filed by Flushing Financial Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Flushing Financial Corporation

Commission File No.: 001-33013

FOR EMPLOYEE INFORMATION ONLY	December 29, 2025

For employees of OceanFirst Bank, N.A. and Flushing Bank

OceanFirst Financial Corp. (NASDAQ: OCFC) and Flushing Financial Corporation (NASDAQ: FFIC) have entered into a definitive merger agreement, unanimously approved by both Boards of Directors.

A press release was issued today describing the details of the merger, which resulted from months of discussions and negotiations between the management of both banks. The next steps in the merger process include obtaining required regulatory approvals and planning for the integration of OceanFirst Bank, N.A. and Flushing Bank.

The information below is provided for your reference based on current information.

About the Banks:

What should we know about Flushing Bank?

Flushing Bank (“Flushing”), established in 1929 and based in Uniondale, NY, is a subsidiary of Flushing Financial Corporation, an $8.9 billion bank holding company. Serving consumers, businesses, professionals, corporate clients, municipalities, and public entities by offering a full complement of deposit, loan, and cash management services through 30 branches in the New York City Boroughs of Queens, Brooklyn, Manhattan, and in Nassau and Suffolk Counties on Long Island. Flushing also operates an online banking division, iGObanking.com®, which hosts the iGObanking.com® and BankPurely™ brands. The Bank has a long record of serving diverse local New York communities.

What should we know about OceanFirst Bank, N.A.?

OceanFirst Bank, N.A. (“OceanFirst”) is a $14.3 billion regional bank that operates as a subsidiary of OceanFirst Financial Corporation. OceanFirst was founded in 1902 and operates across New Jersey and major metro areas from Massachusetts to Virginia. OceanFirst provides commercial financing, treasury management, digital banking, deposit accounts, trust and fiduciary services and retail banking in 41 branches throughout New Jersey and New York. Ranked by total assets among the top 100 U.S. banks, OceanFirst is part of the 1% of publicly traded US banks with a Moody’s investment grade rating. In 1996, OceanFirst created an independent charitable foundation, which has since granted over $50 million to nonprofits in the greater New Jersey market.

Important Details for Employees:

Why is OceanFirst Financial Corp. acquiring Flushing Financial Corporation?

OceanFirst is acquiring Flushing to further expand into the New York City and Long Island markets, to take advantage of cultural and operational synergies between the banks, and to strengthen its competitiveness in the financial sector.

What is the expected timing for the merger?

The transaction is subject to customary closing conditions, including receipt of required regulatory approvals and the requisite approval of both companies’ shareholders. For now, we will continue to operate as two separate institutions until the closing of the transaction, or Legal Day 1, which is targeted for Q2 2026.

What will happen next and in the coming months?

Until the merger closes, each bank will continue to operate separately and is expected to maintain its usual high service standards. Customer support will be important during this transition period.

Management of Flushing and OceanFirst will begin work on an integration plan, which will include task lists and schedules for action, to ensure a smooth transition once the merger closing occurs.

What will happen to Flushing and OceanFirst locations after the merger?

All branches and key support offices of both banks are expected to remain open as customer service remains a top priority. Facility decisions are pending and will be assessed as part of the process of merging the bank’s together.

Will Flushing Bank’s name be changing?

Once the merger is closed, Flushing will use OceanFirst’s name and branding.

How will employees remain informed about any updates?

Employee updates will be provided through meetings and all other internal communications channels.

What are the required steps in a bank merger?

The initial phase of the merger process, including the execution of a merger agreement by both companies, has been completed. The subsequent steps involve obtaining requisite approvals from shareholders of both companies, as well as required regulatory approvals. Once these approvals are obtained and certain other customary closing conditions are satisfied, a closing date will be determined. Conversion of core systems will occur after the closing and will be announced at a later date.

What does this mean for our communities?

Prior to the merger closing, both banks will continue their commitment to local decision- making, business development, and community support, which is ingrained in both cultures. After the merger, OceanFirst will continue that support.

If I have any questions regarding what this all means to me as an employee, who should I contact?

Prior to the merger closing, please speak with your direct supervisor or your Human Resources representative with any questions. As we approach the closing of the merger, communications will introduce employees to the HR support team at OceanFirst.

What if a customer asks a question that I don’t know how to answer?

There is a FAQ document specifically for customers that will be available and posted on each bank’s website. You should refer to that FAQ document as a resource and feel free to direct customers to the website. However, if you are unsure of how to respond, please ask your manager for assistance.

If I receive questions from a shareholder, who should I contact?

OceanFirst Financial Corporation: Shareholder inquiries should be referred to Alfred Goon, SVP Corporate Development and Investor Relations Officer, 732-240-4500 ext. 27423 or to: investorrelations@oceanfirst.com .

Flushing Financial Corporation: Shareholder inquiries should be referred to Susan Cullen, SEVP, CFO at 718-961-5400 or to: IR@flushingbank.com.

What should I do if someone from the media contacts me?

Employees, officers, and directors are not authorized spokespersons and should not respond to any media inquiries. The current policy for each bank regarding media inquiries will continue. All inquiries should be referred as follows:

For OceanFirst: Jill Hewitt, OceanFirst Director of Corporate Communications and Community Impact, 888-623-2633 ext. 27513 or to: jhewitt@oceanfirst.com

For Flushing: Susan Cullen, SEVP, CFO, 718-961-5400 or Maria Grasso, SEVP, COO, 718-512-2701 or to: IR@flushingbank.com

Important Details About Flushing Bank Customer Accounts/Services:

How will this merger affect Flushing Bank customer accounts and the way Flushing Bank customers conduct banking activities today?

Flushing customers will not be affected prior to the merger closing and can continue their usual banking services. As we approach the merger closing, additional communications will be provided regarding system conversion plans, which may impact customer interactions with Flushing Bank.

Can customers still access their Bank’s website?

Yes, both Flushing and OceanFirst will keep their websites active and will update their customers on the merger’s progress and next steps, as needed.

Will customer deposits still be insured by the FDIC?

Yes, the terms of FDIC coverage remain unchanged during the approval process. Deposits are typically insured up to $250,000 per depositor for each account category.

How will updates be shared with customers regarding the approval process and merger closing?

Updates will appear on each bank’s website. After all requisite approvals have been obtained and a closing date is set, Flushing customers will receive mailed correspondence prior to the banking system conversion with account information.

Prior to the merger, can Flushing customers use OceanFirst Bank locations for transactions?

No. Flushing customers should continue to use Flushing branches. After all requisite approvals have been obtained, customers will receive details about their account’s integration into OceanFirst.

The following information provides some additional details for the employees of Flushing Bank.

What does this mean for Flushing employees right now?

Business will continue as usual. Flushing and OceanFirst must operate independently, maintain safety and compliance, and uphold professionalism for the benefit of customers and shareholders.

What will happen to my job?

To maintain customer continuity, customer-facing roles such as branch positions, call center agents, business bankers, loan officers, and other key external customer-facing sales roles will not be affected by the merger. No job changes will occur until the merger closes and any such changes will be communicated in advance. Key roles needed for conversion will remain unchanged until the system conversion is complete. While both banks will operate independently until the merger closes, the management teams of both banks are planning for the systems conversion and integration of Flushing into OceanFirst.

Staffing updates will be shared once decisions are made. As with most acquisitions, some job duplication is expected and will be addressed during the upcoming review process. State and Federal WARN notifications will be provided, if applicable.

What will happen to my benefits?

Medical benefits and 401K plans will remain unchanged for all employees at least through December 31, 2026. These benefit plans will be consolidated for 2027 with the intention of providing similar benefits going forward.

Will there be severance benefits for employees whose roles are eliminated?

The Severance Policy at both banks will continue as applicable to any employee who has their role eliminated.

OceanFirst intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary joint proxy statement/prospectus to be distributed to holders of OceanFirst’s common stock and Flushing’s common stock in connection with OceanFirst’s and Flushing’s solicitation of proxies for the vote by OceanFirst’s stockholders and Flushing’s stockholders with respect to the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND STOCKHOLDERS OF OCEANFIRST AND FLUSHING ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by OceanFirst or Flushing through the website maintained by the SEC at www.sec.gov. The documents filed by OceanFirst or Flushing with the SEC also may be obtained free of charge at OceanFirst’s or Flushing’s website at https://ir.oceanfirst.com/, under the heading “Financials” or https://investor.flushingbank.com/, under the heading “Financials” , respectively, or upon written request to OceanFirst, Attention: Investor Relations, 110 West Front Street, Red Bank, New Jersey 07701 or Flushing, Attention: Investor Relations, 220 RXR Plaza, Uniondale, New York 11556, respectively. Information regarding the interests of the directors and executive officers of OceanFirst and Flushing and other persons who may be deemed to be participants in the solicitation of shareholders of OceanFirst Flushing in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the definitive joint proxy statement/prospectus related to the transaction.

Cautionary Note Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between OceanFirst Financial Corp. (“OceanFirst”) and Flushing Financial Corporation (“Flushing”) and the proposed investment by Warburg Pincus LLC (“Warburg Pincus”) in equity securities of OceanFirst. Forward-looking statements may be identified by the use of the words such as “ estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “could,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between OceanFirst and Flushing and the proposed investment by Warburg Pincus, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of OceanFirst’s and Flushing’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, may differ from assumptions and many are beyond the control of OceanFirst and Flushing. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining the requisite OceanFirst and Flushing stockholder approvals or the necessary regulatory approvals (and the risk that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement between OceanFirst and Flushing; (iv) the inability to obtain alternative capital in the event it becomes necessary to complete the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on OceanFirst’s and Flushing’s business relationships, operating results and business generally; (vi) risks that the proposed transaction disrupts current plans and operations of OceanFirst and Flushing; (vii) potential difficulties in retaining OceanFirst and Flushing customers and employees as a result of the proposed transaction; (viii) OceanFirst’s and Flushing’s estimates of its financial performance; (ix) changes in general economic, political, or industry conditions, including persistent inflation, supply chain issues or labor shortages, instability in global economic conditions and geopolitical matters, as well as volatility in financial markets; (x) uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve; (xi) the credit risks of lending activities, which may be affected by deterioration in real estate markets and the financial condition of borrowers, and the operational risk of lending activities, including the effectiveness of OceanFirst’s and Flushing’s underwriting practices and the risk of fraud; (xii) fluctuations in the demand for loans; (xiii) the ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund OceanFirst’s and Flushing’s activities particularly in a rising or high interest rate environment; (xiv) the rapid withdrawal of a significant amount of deposits over a short period of time; (xv) results of examinations by regulatory authorities of OceanFirst or Flushing and the possibility that any such regulatory authority may, among other things, limit OceanFirst’s or Flushing’s business activities, restrict OceanFirst’s or Flushing’s ability to invest in certain assets, refrain from issuing an approval or non-objection to certain capital or other actions, increase OceanFirst’s or Flushing’s allowance for credit losses, result in write-downs of asset values, restrict OceanFirst’s or Flushing’s ability or that of OceanFirst’s or Flushing’s bank subsidiary to pay dividends, or impose fines, penalties or sanctions; (xvi) the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; (xvii) changes in the markets in which OceanFirst and Flushing compete, including with respect to the competitive landscape, technology evolution or regulatory changes; (xviii) changes in consumer spending, borrowing and saving habits; (xix) slowdowns in securities trading or shifting demand for security trading products; (xx) the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and our business, results of operations, and financial condition; (xxi) legislative or regulatory changes; (xxii) changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs, (xxiii) impact of operating in a highly competitive industry; (xxiv) reliance on third party service providers; (xxv) competition in retaining key employees; (xxvi) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxvii) changes to accounting principles and guidelines; (xxviii) potential litigation relating to the proposed transaction that could be instituted against OceanFirst, Flushing or their respective directors and officers, including the effects of any outcomes related thereto; (xxix) volatility in the trading price of OceanFirst’s or Flushing’s securities; (xxx) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xxxi) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected expenses, factors or events; (xxxii) the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where OceanFirst and Flushing do business; and (xxxiii) the dilution caused by OceanFirst’s issuance of additional shares of its capital stock in connection with the transaction. The foregoing list of factors is not exhaustive. All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above.

You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of OceanFirst’s registration statement on Form S-4 that will contain a joint proxy statement/prospectus discussed below, when it becomes available, and other documents filed by OceanFirst or Flushing from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings do and will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither OceanFirst nor Flushing presently knows or that OceanFirst or Flushing currently believes are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect OceanFirst’s and Flushing’s expectations, plans or forecasts of future events and views as of the date of this document. OceanFirst and Flushing anticipate that subsequent events and developments will cause OceanFirst’s and Flushing’s assessments to change. While OceanFirst and

Flushing may elect to update these forward-looking statements at some point in the future, OceanFirst and Flushing specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing OceanFirst’s and Flushing’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Flushing gives any assurance that either OceanFirst or Flushing, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of OceanFirst, Flushing or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

This document relates to the proposed transaction between OceanFirst and Flushing and the proposed investment in OceanFirst by Warburg Pincus. OceanFirst intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary joint proxy statement/prospectus to be distributed to holders of OceanFirst’s common stock and Flushing’s common stock in connection with OceanFirst’s and Flushing’s solicitation of proxies for the vote by OceanFirst’s stockholders and Flushing’s stockholders with respect to the proposed transaction. After the registration statement has been filed and declared effective, OceanFirst and Flushing will mail a definitive joint proxy statement/prospectus to their respective stockholders that, as of the applicable record date, are entitled to vote on the matters being considered at the OceanFirst stockholder meeting and at the Flushing stockholder meeting, as applicable. OceanFirst or Flushing may also file other documents with the SEC regarding the proposed transaction.

Before making any voting or investment decision, investors and security holders are urged to carefully read the entire registration statement and joint proxy statement/prospectus (including all amendments and supplements thereto) when they become available, and any other relevant documents filed with the SEC, And the definitive versions thereof (when they become available), as well as any amendments or supplements to such documents, carefully and in their entirety because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by OceanFirst or Flushing through the website maintained by the SEC at www.sec.gov.

The documents filed by OceanFirst or Flushing with the SEC also may be obtained free of charge at OceanFirst’s or Flushing’s website at https://ir.oceanfirst.com/, under the heading “Financials” or https://investor.flushingbank.com/, under the heading “Financials”, respectively, or upon written request to OceanFirst, Attention: Investor Relations, 110 West Front Street, Red Bank, New Jersey 07701 or Flushing, Attention: Investor Relations, 220 RXR Plaza, Uniondale, New York 11556, respectively.

Participants in Solicitation

OceanFirst and Flushing and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from OceanFirst’s stockholders or Flushing’s stockholders in connection with the proposed transaction under the rules of the SEC. OceanFirst’s stockholders, Flushing’s stockholders and other interested persons will be able to obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of OceanFirst and Flushing in OceanFirst’s registration statement on Form S-4 that will be filed, as well other documents filed by OceanFirst or Flushing from time to time with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of OceanFirst’s or Flushing’s stockholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by OceanFirst or Flushing will also be available free of charge from OceanFirst or Flushing using the contact information above.